
August 11, 2014

Via E-mail
Michael Ross
President
UV Flu Technologies, Inc.
250 Parkway Drive, Suite 150
Lincolnshire, IL 60069

> **Re:** **UV Flu Technologies, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed July 17, 2014**
> **File No. 000-53306**

Dear Mr. Ross:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise your information statement to disclose affirmatively whether the increase in authorized shares is in any way related to any plans or intentions to enter into a merger, consolidation, acquisition or similar business transaction. If such plans or intentions exist, please provide the disclosure required by Note A to Schedule 14A. Alternatively, if no such plans exist, please state that you have no such plans, proposals, or arrangements at this time, written or otherwise, to issue any of the additional authorized shares of common stock in connection with a merger, consolidation, acquisition or similar business transaction.

2. We note from your disclosure that you intend to distribute this information statement as a means to solicit written consents from the holders of a majority of your shares of outstanding Common Stock in order to approve the amendment to your articles of incorporation. Your disclosure suggests that you are relying upon Regulation 14C and

Schedule 14C in order to conduct this solicitation. However, a solicitation of consents is subject to Regulation 14A and Schedule 14A. The definition of proxy, as set forth in Rule 14a-1(f), includes "every proxy, *consent* or authorization . . ." (emphasis added) and Rule 14a-2 states that every solicitation of a proxy is subject to Regulation 14A and Schedule 14A. Accordingly, please revise your information statement so that it constitutes a proxy statement that complies with Regulation 14A and Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Dean Brazier, Staff Attorney, at 202.551.3485 or me at 202.551.3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Michael A. Refolo